SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. __)*

                    KapStone Paper and Packaging Corporation
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    48562P103

                                 (CUSIP Number)

                                 August 15, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 12 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48562P103                     13G             Page 2 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              Gruss Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 1,442,500 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G             Page 3 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              Gruss Co., LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 1,442,500 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                00
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G             Page 4 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              Pegasus Equity Partners II
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             New York
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 1,442,500 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G             Page 5 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              Trust FBO Martin D. Gruss dated April 25, 1988
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Florida
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 1,442,500 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G             Page 6 of 12 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              Martin D. Gruss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States of America
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 1,442,500 shares of Common Stock
                    (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 1,442,500 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48562P103                     13G             Page 7 of 12 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is KapStone Paper and Packaging Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at One Northfield Plaza, Suite 480, Northfield, IL 60093


Item 2(a).     Name of Person Filing:

     This statement is filed by:

           (i) Gruss Asset Management, L.P., a Delaware limited partnership ("Gruss L.P.") which serves as the investment manager to, and has investment discretion over the securities held by, Gruss Global Investors Master Fund, Ltd., a Cayman Islands
                  Exempted Company ("GGI") and SR GGI Master MA Ltd., a Cayman Islands Exempted Company ("GGIMA") with respect to the warrants convertible into shares of Common Stock within 60 days("Warrants") directly held by GGI and GGIMA;

           (ii) Gruss Co., LLC, a Delaware limited liability company, ("Gruss") which serves as the general partner to Gruss L.P. with respect to the Warrants directly owned by GGI and GGIMA;

           (iii) Pegasus Equity Partners II, a New York general partnership ("Pegasus") which is the sole member of Gruss, with respect to the Warrants directly owned by GGI and GGIMA;

           (iv) Trust FBO Martin D. Gruss dated April 25, 1988, a Florida trust (the "Trust") which is a partner of Pegasus, with respect to the Warrants directly owned by GGI and GGIMA; and

           (v) Mr. Martin D. Gruss ("Mr. Gruss") who is a partner of Pegasus and who also serves as the trustee of the Trust with respect to the Warrants directly owned by GGI and GGIMA.

     Gruss L.P., Gruss, Pegasus, the Trust and Mr. Gruss are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 48562P103                     13G             Page 8 of 12 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 667 Madison Avenue, New York, NY 10065.

Item 2(c).     Citizenship:

     Gruss L.P. and Gruss are organized under the laws of the State of Delaware. Pegasus is organized under the laws of the State of New York. The Trust is organized under the laws of the State of Florida. Mr. Gruss is a citizen of the United States of America.


Item 2(d).     Title of Class of Securities:

     Common Shares, $0.0001 par value (the "Common Stock")

Item 2(e).     CUSIP Number:

     48562P103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 48562P103                     13G             Page 9 of 12 Pages

Item 4.   Ownership.

     A. Gruss, L.P.
          (a) Amount beneficially owned:
              Warrants to purchase 1,442,500 shares of Common Stock
          (b) Percent of class: 5.5%
              The percentages used in this Item 4 and elsewhere in this Schedule 13G are calculated based upon (i) 24,968,097 shares of Common Stock issued and outstanding on August 1, 2007, as reflected in the Company's Form 10-Q for the quarterly period ended June 30, 2007 filed on August 8, 2007 and (ii) 1,442,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of derivative securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i), the number of issued and outstanding shares of Common Stock assumes that each other holder of derivative securities does not exercise or convert such derivative securities within 60 days.
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 1,442,500 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                    Warrants to purchase 1,442,500 shares of Common Stock

     B. Gruss
          (a) Amount beneficially owned:
              Warrants to purchase 1,442,500 shares of Common Stock
          (b) Percent of class: 5.5%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 1,442,500 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                    Warrants to purchase 1,442,500 shares of Common Stock

     C. Pegasus
          (a) Amount beneficially owned:
              Warrants to purchase 1,442,500 shares of Common Stock
          (b) Percent of class: 5.5%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 1,442,500 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                    Warrants to purchase 1,442,500 shares of Common Stock

     D. The Trust
          (a) Amount beneficially owned:
              Warrants to purchase 1,442,500 shares of Common Stock
          (b) Percent of class: 5.5%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 1,442,500 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                    Warrants to purchase 1,442,500 shares of Common Stock

CUSIP No. 48562P103                     13G             Page 10 of 12 Pages

     E. Mr. Gruss
          (a) Amount beneficially owned:
              Warrants to purchase 1,442,500 shares of Common Stock
          (b) Percent of class: 5.5%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote:
                    Warrants to purchase 1,442,500 shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
                    Warrants to purchase 1,442,500 shares of Common Stock

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     GGI and GGIMA, as clients of Gruss L.P., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     See Item 2.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 48562P103                     13G             Page 11 of 12 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 24, 2007


                                  /s/ Martin D. Gruss
                                  -------------------------------------
                                  Martin D. Gruss,
                                  Individually, and as trustee of the Trust for the benefit of Martin D. Gruss dated April 25, 1988, each a partner of Pegasus Equity Partners II, the sole member of Gruss Co., LLC, for itself and as the general partner of Gruss Asset Management, L.P.

CUSIP No. 48562P103                     13G             Page 12 of 12 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  August 24, 2007


                                  /s/ Martin D. Gruss
                                  -------------------------------------
                                  Martin D. Gruss,
                                  Individually, and as trustee of the Trust for the benefit of Martin D. Gruss dated April 25, 1988, each a partner of Pegasus Equity Partners II, the sole member of Gruss Co., LLC, for itself and as the general partner of Gruss Asset Management, L.P.